

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Masaaki Nishibori
President and Chief Executive Officer
CAI International, Inc.
One Embarcadero Center
Suite 2101
San Francisco, CA 94111

> **Re:** **CAI International, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 2, 2010**
> **File No. 333-168480**

Dear Mr. Nishibori:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 7

1. Please disclose whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale.

   If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

   - that the selling shareholders purchased in the ordinary course of business; and
   - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   If the selling shareholders are unable to make these representations, please state that they are underwriters.

Description of Securities, page 8

2. Please include descriptions of the debt securities, convertible debt securities, and warrants in this section. See Item 202 of Regulation S-K. Please also include a description of the terms and covenants for all relevant indentures.

Plan of Distribution, page 11

3. Please revise to clarify that the selling shareholders may be underwriters.

Incorporation of Certain Information by Reference, page 13

4. Please update your list of documents incorporated by reference to include your more recently filed Exchange Act filings.

Exhibit Index, page II-2

5. We note that you plan to file Exhibits 25.1 and 25.2, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

Undertakings, page II-3

6. It appears that you have included undertakings that are not applicable to your offerings. Please advise or revise accordingly.

Exhibit 4.2 – Form of Senior Debt Indenture
Exhibit 4.3 – Form of Subordinated Debt Indenture

7. Please add a cross-reference sheet to each indenture showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. Please refer to Item 601(b)(4)(iv)(B) of Regulation S-K.

8. We note that the Form of Senior Debt Indenture and the Form of Subordinated Debt Indenture do not appear to contain provisions for convertible debt securities. Since the registration statement contemplates the possible issuance of convertible debt securities, please either tell us why the indentures lack provisions related to convertible debt securities or revise the indentures accordingly.

Exhibit 5.1 – Legal Opinion of Perkins Coie LLP

9. In the first full paragraph on page 2, we note counsel's statement that "(a) any Debt

Securities will be issued in one or more series pursuant to an applicable debt indenture . . . in a form that either has been filed as an exhibit to the Registration Statement or will be filed as an exhibit to a post-effective amendment to the Registration Statement or incorporated by reference therein" and counsel's use of similar language when discussing the convertible debt securities. Please note that the indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 201.02), available in the Corporation Finance section of our website. Please arrange for counsel to revise its opinion accordingly.

10. Please provide an opinion of counsel regarding the legality of the warrants being registered.

11. On page 5, we note that counsel has limited the state law aspect of its opinion to the General Corporation Law of the State of Delaware. Please either confirm that in doing so counsel also means all Delaware statutes and Delaware court decisions that affect the interpretation of the General Corporation Law or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

12. Please provide an opinion of counsel under New York law with respect to the debt securities, as the Indentures are governed by New York law.

13. We note counsel's statement on page 5 that "[t]his opinion letter is rendered solely to for your benefit in connection with the offer and sale of the Securities and may not be relied upon, quoted or used by any other person or entity for any other purpose without our prior written consent." Please note that all investors are entitled to rely on the opinion expressed by counsel and that this limitation to CAI International, Inc. as the addressee is not appropriate. Please advise or otherwise revise the opinion to remove any limitations on investor reliance.

14. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

15. We note that the legal opinion is limited by date and does not speak through the date of effectiveness. Counsel should revise the opinion to remove the date qualification or be advised that, if circumstances require, we may request that counsel file an opinion dated in closer proximity to the date and time of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Edward J. Wes, Jr.
        Perkins Coie LLP
        101 Jefferson Drive
        Menlo Park, CA 94025